UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     October 18, 2011

October 18, 2011

Sumitomo Mitsui Financial Group, Inc. (Code: 8316) Sumitomo Mitsui Banking Corporation

Notice of Additional Disclosure and Partial Amendment

Regarding the Tender Offer for Shares of Promise

by Sumitomo Mitsui Banking Corporation

Sumitomo Mitsui Banking Corporation (President: Takeshi Kunibe; the “Tender Offeror”), a wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. (President: Koichi Miyata; “SMFG”), has announced in the “Notice Regarding Commencement of the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Subscription by Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation for New Shares Issued by Promise by Way of Third-Party Allotment” dated September 30, 2011 that it will acquire the shares of common stock and other equity securities of Promise Co., Ltd. (President and Representative Director: Ken Kubo; Tokyo Stock Exchange First Section: 8574; the “Target”), an equity-method affiliate of SMFG and the Tender Offeror, by way of a tender offer (the “Tender Offer”). The Tender Offeror hereby announces that it has commenced the Tender Offer from October 18, 2011 as scheduled.

In addition, following the confirmation of the “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” in “II. Tender Offer -2. Overview of Purchase, etc.- (6) Changes in Ownership Percentage of Share Certificates, Etc. as a Result of Tender Offer” of the “Notice Regarding Commencement of the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Subscription by Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation for New Shares Issued by Promise by Way of Third-Party Allotment”, which was not confirmed at the time of the announcement, the Tender Offeror hereby amends the announcement as follows:

The amended parts are shown with underlining. Further, the “present” in “II. Tender Offer -2. Overview of Purchase, etc.- (6) Changes in Ownership Percentage of Share Certificates, Etc. as a Result of Tender Offer” before the amendment refers to September 30, 2011.

–  1  –

II. Tender Offer

2. Overview of Purchase, etc.

(6) Changes in Ownership Percentage of Share Certificates, Etc. as a Result of Tender Offer”

(Before Amendment)

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	558,535 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer : 19.69%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	Not confirmed yet	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer : Not confirmed yet)
Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased	2,277,820 units	(Ownership Percentage of Shares Certificates, Etc. after the Tender Offer : 100.00%)
Total Number of Voting Rights of Shareholders, Etc. of the Target	2,535,922 units

(omitted)

(Note 2) The “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” is not confirmed at present, but will be examined and is scheduled to be disclosed by October 18, 2011, which is the commencement date of the Tender Offer. Further, “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” will not be added for the purpose of calculating the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer”, because the share certificates, etc. held by special related parties may be purchased in the Tender Offer.

(omitted)

–  2  –

(After Amendment)

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	558,535 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer : 19.69%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	0 unit	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer : 0.00%)
Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased	2,277,820 units	(Ownership Percentage of Shares Certificates, Etc. after the Tender Offer : 100.00%)
Total Number of Voting Rights of Shareholders, Etc. of the Target	2,535,922 units

(omitted)

(Note 2) The “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” is the total number of voting rights related to the Number of Shares owned by Special Related Parties (except for the Target and Special Related Parties who are excluded from Special Related Parties in relation to the calculation of the Ownership Percentage in each item of Article 27-2, Paragraph 1, of the Act in accordance with Article 3, Paragraph 2, Item 1 of Cabinet Office Ordinance on the Disclosure of Takeover Bids by Non-issuers (Ordinance of the Ministry of Finance No. 38 of 1990 including any subsequent amendments thereto)).

(omitted)

End

–  3  –

Precaution Statement

*

This press release contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; SMFG’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of SMFG’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure press releases such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

*

The transactions are made for the securities of the Target by the Tender Offeror, both of which are Japanese companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Tender Offer, since the Tender Offeror and the Target are located in Japan and all of their officers and directors are residents of Japan. You may not be able to sue the Tender Offeror and the Target or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the Tender Offeror and the Target and their affiliates to subject themselves to a U.S. court’s judgment.

*

The Tender Offer is to be conducted in accordance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Act. However, these procedures and standards are not necessarily the same as the corresponding procedures and standards in the United States. In particular, Section 13(e) or Section 14(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards.

*

The financial advisors to the Tender Offeror and the Target, the Tender Offer agent and the Tender Offeror (including their respective affiliates), in the ordinary course of their secondary trading businesses, may engage during the Tender Offer Period in the purchase and sale of shares or stock acquisitions rights of the Target for their own account or for their customers’ accounts to the extent permitted under Japanese and U.S. securities laws and regulations.

–  4  –

*

This press release is for public announcement of the matters in relation to the Tender Offer for share certificates of the Target by the Tender Offeror, and it has not been prepared for the purpose of soliciting offers to sell, or offering to purchase, share certificates or other securities of Promise in connection with the Tender Offer. If you would like to offer your shares for sale in the Tender Offer, please ensure that you review the Tender Offer Explanatory Statement prepared by the Tender Offeror prior to offering your shares for sale and make the offer at your own discretion.

*

This press release shall neither be, nor constitute a part of, an offer to sell or a solicitation thereof or a solicitation of an offer to purchase, any securities. Moreover, neither this press release (or any part thereof) nor the distribution thereof shall not be interpreted to be the basis of any agreement in relation to the Tender Offer, nor otherwise be relied on at the time any such agreement is concluded.

*

Since there may be some nations or regions that legally restrict or limit the announcement, issuance or distribution of this press release, you are requested to take note of those restrictions or limitations and comply with any and all laws and regulations of such nations or regions. In nations or regions where the implementation of the Tender Offer is illegal, neither your receipt of this press release nor its translation shall be deemed as a solicitation of an offer to sell or an offer to purchase, the shares in connection with the Tender Offer, but shall be deemed as receipt of information distributed for reference purposes.

*

All the procedures for the Tender Offer will be conducted in Japanese, unless provided for otherwise. All or part of the documents for the Tender Offer will be prepared in English; provided, however, that, if any discrepancy arises between English documents and Japanese documents, Japanese documents shall prevail.

–  5  –